Solicitors and International Lawyers 12TH FLOOR GLOUCESTER TOWER | THE LANDMARK | 15 QUEEN’S ROAD CENTRAL | HONG KONG WWW.SHEARMAN.COM | Tel +852.2978.8000 | Fax +852.2978.8099

PARTNERS
Matthew D. Bersani	Sidharth Bhasin †	Brian G. Burke	Lorna Xin Chen	Peter C.M. Chen
Nils Eliasson	Colin Law	Kyungwon Lee	Paul Strecker	Paloma P. Wang
Alan Y.L. Yeung

REGISTERED FOREIGN LAWYERS

Andrew D. Ruff ‡	Shichun Tang ‡

Stephanie Tang

To Call Writer Directly:

+852 2978 8028

stephanie.tang@Shearman.com

July 18, 2016

VIA EDGAR

Re:	E-Commerce China Dangdang Inc.
Amendment No. 1 to Schedule 13E-3
Filed July 5, 2016 by E-Commerce China Dangdang Inc., Peggy Yu Yu, Guoqing Li, Dangdang Holding Company Limited, Dangdang Merger Company Limited, Dangdang Corporation, Kewen Holding Co. Limited, Science & Culture International Limited, First Profit Management Limited, Danqian Yao, Lijun Chen and Min Kan
File No. 005-85824

Dear Mr. Orlic,

On behalf of E-Commerce China Dangdang Inc., a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of July 7, 2016 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005- 85824 (the “Schedule 13E-3”) filed on July 5, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email. Capitalized terms not defined in this letter shall have the same meanings assigned to such terms in the Revised Proxy Statement.

† Non-resident Partner ‡ Admitted in the State of New York (U.S.A.) and partners of Shearman & Sterling LLP
ABU DHABI  |  BEIJING  |  BRUSSELS  |  DUBAI  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  NEW YORK
PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SAUDI ARABIA*  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING IS A GENERAL PARTNERSHIP FORMED PURSUANT TO THE HONG KONG PARTNERSHIP ORDINANCE AND REGISTERED WITH THE LAW SOCIETY OF HONG KONG.

*ABDULAZIZ ALASSAF & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

July 18, 2016

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Ms. Peggy Yu Yu, Mr. Guoqing Li, Dangdang Holding Company Limited, Dangdang Merger Company Limited, Dangdang Corporation, Kewen Holding Co. Limited, Science & Culture International Limited, First Profit Management Limited, Mr. Danqian Yao, Mr. Lijun Chen and Mr. Min Kan, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

*    *    *    *    *

Opinion of the Special Committee’s Financial Advisor, page 47

1.	We note your response to prior comment 10, concerning disclosure stating that the financial advisor’s liability to shareholders is limited. We continue to believe that this disclosure is inappropriate. Please revise the statement in this section and in the opinion itself that the opinion does not create any fiduciary duty on the part of the financial advisor to investors. While this may be the intention of the two parties as expressed in contracts entered into between them, the liability of a financial advisor to investors does not appear to be a contractual matter. Alternatively, please provide a detailed legal analysis supporting this conclusion.

In response to the Staff’s comment, Duff & Phelps has advised the Company that its engagement letter with the Special Committee does not create any contractual relationship with the Company’s stockholders. See Joyce v. Morgan Stanley, 538 F.3d 797 (7th Cir. 2008) in which the 7th Circuit dismissed state law claims by target shareholders against the target company's financial advisor arising out of the inclusion of a fairness opinion in a merger proxy statement holding that, under the terms of the financial advisor's engagement letter, no contractual or extra-contractual duties to stockholders arose. The court there stated that “we see no way that the Shareholders can show that their relationship with Morgan Stanley possessed the ‘special circumstances’ necessary to give rise to an extra-contractual fiduciary duty.... The [engagement letter, fairness opinion and other exhibits to the complaint] leave no doubt that Morgan Stanley did not accept any such responsibility, and so no fiduciary duty toward the Shareholders ever arose.... Thus, Morgan Stanley never owed any contractual nor extra-contractual duty to the Shareholders.” We respectfully note that Duff & Phelps’s engagement letter with the Special Committee contains similar provisions expressly providing that Duff & Phelps and the Special Committee did not intend to create any fiduciary duty between Duff & Phelps and the shareholders of the Company.

Duff & Phelps has also advised the Company that although certain U.S. state courts applying U.S. law have posited that the fiduciary relationship between a special committee of a U.S. corporation and its shareholders under state corporate law may establish privity between the shareholders and any persons in contractual privity with the special committee,1 Duff & Phelps believes that such legal authority is not applicable in the present case. The Company is organized under the laws of the Cayman Islands and the relationship of the Special Committee and the Company and its shareholders is governed by Cayman Islands law. Duff & Phelps has advised the Company that it does not believe that under the laws of the Cayman Islands there is any extra-contractual fiduciary relationship between Duff & Phelps and the Company’s shareholders as a result of Duff & Phelps’ rendering of a fairness opinion to the Special Committee in this transaction.

Duff & Phelps is advised by its Cayman Islands attorneys that they are not aware of any precedent under Cayman Islands law where a financial advisor to a special committee has been argued or found to owe fiduciary obligations to the shareholders of a Cayman Islands corporation. Duff & Phelps is further advised that Cayman Islands law being derived from and influenced by English common law is generally conservative in its approach to extending the scope of fiduciary duties beyond generally accepted classes of legal relationships, for example, trustee-beneficiary relationships, agent-principal relationships, director-company relationships. The recent Cayman case of Al Sadik v Investcorp Bank BSC2 demonstrates: (i) that Cayman Islands law looks to English law in considering the scope and content of fiduciary obligations;3 (ii) the rights and duties of parties are dependent on the contract made between them4; (iii) a fiduciary relationship, if it is to exist at all, must accommodate itself to the terms of the contract so that it is consistent with, and conforms to, them.5 Duff & Phelps has been further advised that the Cayman court would, if faced with an argument that a financial advisor to a Special Committee of a board of a Cayman Islands’ corporation owed fiduciary duties to the company’s shareholders, follow and accept the argument advanced in and accepted by the English High Court in Peskin v Anderson6 (a case where it was argued that directors owed fiduciary duties to shareholders) that imposing such a fiduciary duty to shareholders absent special circumstances would involve placing an unfair, unrealistic and uncertain burden on the financial advisor and would present him/her frequently with a position where his/her alleged duty to shareholders would be competing with and in conflict with his/her duty to the Special Committee.7

Duff & Phelps has advised the Company that it intends to assert the substance of the disclaimers included in the proxy statement, its opinion and its presentation as a defense to any shareholder claim that might be brought against it under applicable law.

Please refer to the revised disclosure on page 49 of the Revised Proxy Statement.

_______________________________

1 See Schneider v. Lazard Freres & Co., 159 A.D.2d 291 (N.Y. App. Div. 1990).

2 See Al Sadik v Investcorp Bank BSC [2012 (1) CILR 451]

3 Paragraphs 50-58

4 Paragraph 52

5 Paragraph 53

6 [2000] 2 BCLC 1 upheld by the English Court of Appeal [2001] 1 BCLC 372

7 [2000] 2 BCLC 1 at 14c-e

July 18, 2016

Premiums Paid Analysis, page 53

2.	We note your revised disclosure in response to prior comment 12. Please also disclose the reported equivalent values for the company in each case, as well as the mean values for going private transactions, which are materially higher than the median values.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the revised disclosure on page 53 of the Revised Proxy Statement.

July 18, 2016

*    *     *     *    *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Ms. Peggy Yu Yu, Mr. Guoqing Li, Dangdang Holding Company Limited, Dangdang Merger Company Limited, Dangdang Corporation, Kewen Holding Co. Limited, Science & Culture International Limited, First Profit Management Limited, Mr. Danqian Yao, Mr. Lijun Chen and Mr. Min Kan.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852 2978 8028.

Sincerely,

/s/ Stephanie Tang
Stephanie Tang
of Shearman & Sterling

cc: Z. Julie Gao, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

Haiping Li, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 7, 2016 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005- 85824 (the “Schedule 13E-3”), filed on July 5, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 2 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

E-Commerce China Dangdang Inc.

By:	/s/ Ruby Rong Lu
Name: Ruby Rong Lu
Title: Chairperson of the Special Committee

Peggy Yu Yu

By:	/s/ Peggy Yu Yu

Guoqing Li

By:	/s/ Guoqing Li

Dangdang Holding Company Limited

By:	/s/ Peggy Yu Yu
Name: Peggy Yu Yu
Title: Director

Dangdang Merger Company Limited

By:	/s/ Peggy Yu Yu
Name: Peggy Yu Yu
Title: Director

Dangdang Corporation

By:	/s/ Peggy Yu Yu
Name: Peggy Yu Yu
Title: Director

Kewen Holding Co. Limited

By:	/s/ Guoqing Li
Name: Guoqing Li
Title: Director

Science & Culture International Limited

By:	/s/ Guoqing Li
Name: Guoqing Li
Title: Authorized Person

First Profit Management Limited

By:	/s/ Danqian Yao
Name: Danqian Yao
Title: Director

Danqian Yao

By:	/s/ Danqian Yao

Lijun Chen

By:	/s/ Lijun Chen

Min Kan

By:	/s/ Min Kan